UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: January 31, 2011

For immediate release
January 31, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Revision of Forecasts for Performance
     Makita Corporation announces the following revisions in its forecasts for consolidated and non-consolidated performance (released on October 27, 2010) as follows.
1. Revised Forecasts for Consolidated Performance for the fiscal year ending March 31, 2011

	Yen (millions)				Yen

					Earning per
					share (Basic)
					Net income
					attributable to
				Net income	Makita
				attributable	Corporation
		Operating	Income before	to Makita	common
	Net sales	income	income taxes	Corporation	shareholders

Outlook announced previously (A)	255,000	36,000	35,500	25,000	181.48
Revised forecasts (B)	267,000	40,800	40,300	28,700	208.34
Changes (B-A)	12,000	4,800	4,800	3,700	–
Percentage revision	4.7%	13.3%	13.5%	14.8%	–

Actual results for the previous fiscal year ended March 31, 2010	245,823	30,390	33,518	22,258	161.57

2. Revised Forecasts for Non-Consolidated Performance for the fiscal year ending March 31, 2011

	Yen (millions)				Yen

		Operating	Ordinary		Net income
	Net sales	income	Profit	Net income	per share

Outlook announced previously (A)	100,000	4,600	8,700	7,300	52.99
Revised forecasts (B)	104,000	8,600	12,700	9,900	71.87
Changes (B-A)	4,000	4,000	4,000	2,600	–
Percentage revision	4.0%	87.0%	46.0%	35.6%	–

Actual results for the previous fiscal year ended March 31, 2010	82,657	(423)	7,419	3,255	23.63

3. Reasons for Revision of Forecasts
     Both net sales and profits are expected to exceed the forecasts announced on October 27, 2010, supported by the recovery of the demand for power tools mainly in overseas markets and the resulting increase in the operating rate of our production sites.
     The above forecasts are based on the assumption of exchange rates of 83 yen to the U.S. dollar and 110 yen to the euro for the three months period ending March 31, 2011.
FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.
Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese